January 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

John Krup, Examiner

Re:	Generex Biotechnology Corporation

Preliminary Proxy Statement on Schedule 14A

Filed: January 11, 2013

File No.: 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting for filing via EDGAR a revised Notice of Special Meeting and Preliminary Proxy Statement on Schedule 14A (“Revised Proxy Statement”). Below, we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated January 17, 2013 to Mark A. Fletcher, the President and Chief Executive Officer of the Company.

For ease of reference, we have set forth below the Staff's comments followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Revised Proxy Statement.

Comment:

Proposal 4. Approval of an Amendment to Generex’s Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

1. Please expand the disclosure to provide additional information regarding:

•	the number of common shares that are currently authorized, issued, and issuable under all outstanding options, rights, conversion features, contractual obligations, etc.;

•	the number of common shares that will be authorized and issued after passage of Proposal 4;

•	the number of common shares that will be authorized, unissued but reserved after the passage of Proposal 4; and

•	the number of common shares that will be authorized, unissued and unreserved after the passage of Proposal 4.

Response:

We have expanded the disclosure to provide the additional information requested. Please see pages 26 of the Revised Proxy Statement.

Securities and Exchange Commission

January 18, 2013

Comment:

Proposal 5. Approval of an Amendment to Generex’s Restated Certificate of Incorporation, Subject to Board Approval, to Effect a Reverse Stock Split of Common Stock and Reduce the Number of Authorized Shares of Common Stock

2. Please expand the disclosure to provide additional information regarding:

•	The stock-split ratio or the parameters of the ratio to be determined;

•	Whether you intend to cash-out holders of fractional shares and, if so, the amount of payment per share;

•	The number of shareholders of record before and after the stock-split using the ratio or parameters of the ratio of the proposed stock-split;

•	The operation, purpose and effect of the reverse stock-split;

•	The number of common shares that will be authorized and issued; authorized, unissued, but reserved; and authorized, unissued but unreserved after passage of Proposal 4; and

•	The number of common shares that will be authorized and issued; authorized, unissued, but reserved; and authorized, unissued but unreserved after passage of both Proposals 4 and 5.

Response:

We have expanded the disclosure to provide the additional information requested. Please see pages 27 to 32 of the Revised Proxy Statement.

Please do not hesitate to contact me at telephone number (416)364-2551, extension 235 or by email at mfletcher@generex.com or by facsimile number (647)547-7104 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer

cc:	Stephen Fellows, Acting CFO (sfellows@generex.com)

Gary Miller, Esq.